McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

July 7, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E., Mail Stop 3561
Washington, D.C.   20549
Attention:  H. Roger Schwall

RE: Amendment No. 1 to Form 10K for
  the fiscal year ended December 31 2009
China Marine Food Group Ltd.
File No. 001- 34422

Dear Mr. Schwall:

The following is our reply to your comments and inquiries in your letter of June 16, 2010, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2009  of China Marine Food Group Ltd.  To facilitate your review, the responses re keyed to your comments.

Cover Page

1.	Please note that that the correct file number for the Company's 1934 Act filings, including this Form 10-K, is 001- 34422, rather than 333-40790.

The cover page has been revised to include the correct file number.

Business, page 4

2.
At page 7, you indicate that Mingxiang is responsible for the rental income related to the collection on the 33 shop spaces at our factory in Dabao Industrial Zone. [ ] The operations of these two property holding companies are solely property management." At page 42, under the heading "Our business may be adversely affected by conditions in the financial markets and economic conditions generally,” you state that “many lending institutions including us, have experienced declines in the performance of their loans, including commercial loans, commercial real estate loans and consumer loans."  You also refer at page F-42 to applicable federal and state laws and indicate that new legislation could negatively impact "our ability to originate or sell loans...."  But in Note 17(a) at Page F-24, the only two segments you list are "processed seafood products" and "marine catch.”  (Explain the reason(s) for these discrepancies, and provide revised disclosure which is both consistent and accurate.

We have clarified the language on page 7 to add that the rental income is relatively immaterial compared to our principal business.  We have deleted the disclosure on page 42 related to financial institutions because it is irrelevant to the principal business of the Company.

3.
Other inconsistent, unclear, or stale disclosure requiring revision and an explanation may be found at page 9 (tabular entries for 2009 under '`Frozen Processed Seafood Products"); table at page 25 setting forth "our five major suppliers of purchases for the production of algae-based beverage product"; and the statement at page 52 that the resignations of Mr. Crimmins" will become effective immediately," when it appears that this occurred in 2007. Similarly, the following statements appear at pages 58 and 59: “… all the chartering agreements with the fisherman have been terminated by us at the end of 2007.  We are not subject to terminating these chartering agreements which are about to be ended in 2008 or 2009.  Starting with 2008, we simply buy the marine catch from the suppliers and then sell to the customers on a direct basis. [ ] Starting from 2008, we no longer charter any vessels and simply trade the marine catch to the distributors.”

On page 9, we clarified the discussion of the sale of Frozen Processed Seafood Products and that no such products were sold in 2009.

On page 25, we have clarified the discussion regarding the five major suppliers.

On page 52, we clarified that the resignations became effective upon the close of the reverse acquisition.

On page 58, we clarified the discussion of chartering fishing vessels.

Directors and Officers, page 79

4.
Clarify for each individual that they are not members of any other public entity.  For Messrs. Pengfei Liu, Weipeng Liu, Li, and Xue, revise your disclosure as necessary to clarify the month and year for each position held during the past five years and the name and principal business of each employer.  Specify each position or title held during the period, clarify the length of time served in each position, and eliminate any gaps or ambiguities as to time.  Clarify when each initially became your director or officer.  Refer to Item 401(e) of Regulation S-K.

We have clarified the disclosure to state that they are not directors of any other public entity.  We have also added additional information regarding their work experience over the past 5 years and clarified that in some cases, they have held the position of their principal employment for more than 5 years.  We have also clarified when each person became an officer or director. .

5.
For Mr. Ku, please revise his biographical sketch to specifically state why the board concluded that he should serve as a director of the Company at the time the disclosure was made, in light of the Company’s business and structure.

Mr. Ku is the Chief Financial Officer but does not serve as a Director.

Compensation Discussion and Analysis, page 83

Discretionary Bonus, page 84

6.
You state that your Compensation Committee will review the “the necessity of such scheme on a yearly basis” with respect to payments of discretionary bonuses to your executive officers tied to certain PBT amounts.  However, under “Bonuses and Deferred Compensation” on page 86, you state that you “will pay   . . .  an incentive bonus based on [y]our PBT”.  Further, you refer to incentive bonuses your executive officers are “expected to receive in each financial year”.  Please revise your disclosure to clarify these apparent inconsistencies, and state clearly whether the bonus is discretionary or whether it is awarded every year.

We  clarified on page 84 that Messrs. Pengfei Liu and Wengfei  Liu receive cash bonuses based on a fixed  formula based upon our PBT, where “PBT” refers to the audited combined profit from our operations and before income tax and before any dividend distribution (excluding non-recurring exceptional items and extraordinary items) and before minority interests for the relevant financial year. We have also clarified that other executive officers receive bonuses at the discretion of the Compensation Committee.

Summary Compensation Table, page 85

7.	Revise the Compensation Table to disclose the aggregate grant date fair value of your stock awards. Refer to Item 402 (c)(2)(v) and (vi) and Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please note that the stock award in the compensation table was the aggregate grant date fair value. No options were granted for which Item 402(c)(2)(vi) would be applicable. Directors have received no stock awards or stock options for which Item 402(k)(2)(iii) or (iv) would be applicable.

Service Agreements with Directors and Executive Officers, page 85

8.
Please file the Independent Director Agreements with Messrs. Li, Xue, and Wan as exhibits to   the Form 10-K, or tell us why such agreements should not be filed. See Item 601 (b)(10)(ii)(A) of Regulation S-K.

The agreements with Messrs. Li, Xue and Wan were filed with the Form 8-K on October 30, 2008. We have amended the exhibit index on the Form 10K/A to include these agreements and indicate that they were previously filed.

Signatures

9.
In addition to the signatures of the registrant, and of the principal executive officer and principal accounting officer on behalf of the registrant, your report must also include the signatures of at least a majority of the board of directors. Refer to General Instruction D(2) to Form 10-K.

Each of the members of the Board of Directors has signed the signature page as indicated.

The company’s acknowledgements are provided in a separate letter filed contemporaneously herewith.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster

Cc: Tracey McNeil